Exhibit 15.2

ALBERT WONG & CO.
CERTIFIED PUBLIC ACCOUNTANTS
7th Floor, Nan Dao Commercial Building
359-361 Queen's Road Central
Hong Kong
Tel : 2851 7954
Fax: 2545 4086

ALBERT WONG
B Soc, Sc, ACA, LL B, CPA(Practising)

Our Ref.: 8710120121231 En

Ms. Anita Lai Lai Ho
Chairwoman and Chief Executive Officer
Dragon Bright Mintai Botanical Technology (Cayman) Limited
Flat A, Level 15, Yardley Commercial Building,
1-6 Connaught Road West,
Hong Kong.

January 4, 2013

Dear Ms. Ho,

We are grateful that you have requested our firm to act as independent accountants to audit the financial statements of Dragon Bright Mintai Botanical Technology (Cayman) Limited (the Company) as of and for the year ended December 31, 2012.  We are pleased to accept the appointment.  By means of this letter, we would like to confirm our understanding of this engagement.

We will audit the Company's balance sheets as of December 31, 2012 and the related statements of income, retained earnings, stockholders' equity and cash flows for the year then ended, for the purpose of expressing an opinion on them.  The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

Our audit will be made in accordance with the standards of the Public Company Accounting Oversight Board of the United States and will include tests of the accounting records of Dragon Bright Mintai Botanical Technology (Cayman) Limited and other procedures we consider necessary to enable us to express an unqualified opinion that the financial statements are fairly presented, in all material respects, in conformity with International Financial Reporting Standards (“IFRS”). If our opinion is other than unqualified, we will fully discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit, we will not issue a report as a result of this engagement.

Dragon Bright-Engagement letter 20121231

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Our procedures will include tests of documentary evidence that support the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of cash, investments, and certain other assets and liabilities by correspondence with customers, creditors, and financial institutions. Also, we will request written representations from your attorneys as part of the engagement, and they may bill you for responding to that inquiry. At the conclusion of our audit, we will also request certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Our audit is designed to provide reasonable, not absolute, assurance about whether the financial statements are free of material misstatement, whether due to error, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations. Because of this concept of reasonable assurance and because we will not examine all transactions, there is a risk that material misstatements may exist and not be detected by us. The Company's management is responsible for establishing and maintaining a sound system of internal control, which is the best means of preventing or detecting errors, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations. Our responsibility as auditor is limited to the period covered by our audit and does not extend to matters that might arise during any later periods for which we are not engaged as auditors.

Our audit is not specifically designed to provide assurance on internal control and cannot be relied on to disclose reportable conditions; that is, significant deficiencies in the design or operation of the internal control. However, during the audit, if we become aware of such reportable conditions or ways that we believe management practices can be improved, we will communicate them to you in a separate letter.

We understand that you will provide us with the basic information required for our audit and that you are responsible for the accuracy and completeness of that information. We will advise you about appropriate accounting principles and their application and will assist in the preparation of your financial statements, but the responsibility for the financial statements remains with you. This management responsibility includes: (a) establishing and maintaining adequate records and related internal control policies and procedures, (b) selecting and applying accounting principles, (c) safeguarding assets, and (d) identifying and ensuring that the entity complies with laws and regulations applicable to its activities.

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Management is also responsible for adjusting the financial statements to correct material misstatements and for confirming to us in the management representation letter that the effects of any uncorrected misstatements, resulting from errors or fraud, aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. In addition, management is responsible for: (a) the design and implementation of programs and controls to prevent and detect fraud, (b) for informing us about any fraud or suspected fraud affecting the entity involving management, employees who have significant roles in internal control, or others where the fraud could have a material effect on the financial statements, and (c) for informing us about any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

We understand that your employees will prepare all confirmations we request and will locate any documents or invoices selected by us for testing.

If you intend to publish or otherwise reproduce the financial statements and make reference to our firm, you agree to provide us with printers' proofs or masters for our review and approval before printing. You also agree to provide us with a copy of the final reproduced material for our approval before it is distributed.

During the course of the engagement, we may communicate with you or with the company personnel via fax or e-mail, and you should be aware that communication in those mediums contains a risk of misdirected or intercepted communications.

During the course of the audit we may observe opportunities for economy in, or improved controls over, your operations. We will bring such matters to the attention of the appropriate level of management, either orally or in writing.

Fees for the audit are based on time devoted by individuals assigned to the engagement plus direct out-of-pocket expenses. Individual hourly rates vary according to the degree of skill and responsibility required. Our standard billing rates range from $100 to $600 per hour: -

Hourly Rate (US$)
Partner	$450-$600
Manager	$320-$400
Senior Accountant	$180-$240
Junior Accountant	$100-$170

Based on our preliminary estimates, the audit fees for year ended December 31, 2012 shall be US$60,000 plus out-of-pocket expenses such as travel expenses. Please note that the fees do not include VAT or any relevant or potential taxes which may be imposed by the PRC governments or its authorized bodies. Such taxes should be borne by the Company if the Company is requested to pay by the PRC governments or its authorized bodies. This estimate is based on anticipated cooperation from your company's personnel and the assumption that unexpected circumstances will not be encountered during the audit. If significant additional time is necessary, we will discuss it with you and arrive at a new fee estimate before we incur the additional costs.

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The fees will be billed and paid as follows:
USS
● Upon acceptance of our engagement	5,000
● Upon inception of field work	19,000
● Upon issuance of final report	36,000
60,000

All of our invoices are due upon presentation. An invoice becomes delinquent if it is not paid within 30 days. At this point, a finance charge of 1.5% per month or interest at the maximum legal rate whichever is higher will be assessed on the unpaid balance. If billings are past due in excess of 30 days, we will stop all work until the account is brought current.  We reserve the right to withdraw from the engagement if our fees are not paid. If legal proceedings are instituted for collection of our fees, we will claim against you for any and all attorney's fees and legal costs incurred.

We look forward to full co-operation with management and the accounting staff and we trust all of the records, documentation and other information that are required to accomplish our task, will be made available to us.  Unless with the permission from you, all information obtained during the audit will not be provided or disclosed to any third party.  However, you will understand and permit our office to release our audit working papers, including or not including the Company's information, under court order or by related regulatory agency or government agency with equivalent authority with official request to inspect or review.

If the terms of this engagement letter meet with your approval, please sign and return a copy of this letter to us as an indication of your understanding of the arrangements for this assignment.

Sincerely, Albert Wong & Co.

Accepted by:	/s/ Anita Lai Lai Ho
Ms. Anita Lai Lai Ho Chairwoman and Chief Executive Officer Dragon Bright Mintai Botanical Technology (Cayman) Limited

Date:	January 9, 2013

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